Exhibit 21.1

Subsidiaries of PurposeBuilt Brands, Inc.

The following entities are subsidiaries of PurposeBuilt Brands, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Five Star Chemicals & Supply, LLC	Colorado
CC Holdings, Inc.	Delaware
CC Intermediate Holdings, Inc.	Delaware
GG Buyer, LLC	Delaware
J.A. Wright & Co.	Delaware
Panamera Purchaser, Inc.	Delaware
Urnex Acquisition, LLC	Delaware
Urnex Brands, LLC	Delaware
Urnex Holdings, LLC	Delaware
Weiman Products, LLC	Delaware
WU Holdco, Inc.	Delaware
Micro-Scientific, LLC	Illinois
Bio-O-Kleen Industries, Inc.	Washington